UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom +44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Adjournment of Meeting of Shareholders held on November 1, 2022

This current report on Form 6-K is being submitted in connection with the adjournment of the general meeting of shareholders (the “Meeting”) held by TC BioPharm (Holdings) PLC (the “Company”) on November 1, 2022. The Meeting was convened to consider proposals (the ‘Proposals’), including the proposed 1 for 50 reverse split of its ordinary shares and underlying American Depositary Receipts, presented in the Notice of 2022 Meeting of Shareholders dated October 4, 2022.

The Meeting was adjourned by the chairman of the meeting with the consent of the Meeting in accordance with the Company's constitution for technical reasons until November 14, 2022, at 11.00 A.M., London time at the Company’s offices.

Proxies which have been validly received by the Company from shareholders will remain valid for the adjourned Meeting.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer

Date: November 10, 2022

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